October 29, 2013

VIA EDGAR (As Correspondence)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Thompson,
Accounting Branch Chief

	Re:	SPAR Group, Inc.
Item 4.01 Form 8-K
Filed October 18, 2013
File No. 000-27408

Request for Extension of Time to Respond to Staff Comments Dated October 22, 2013.

Dear Ms. Thompson:

Reference is made to your letter dated October 22, 2013 (the "Comment Letter"), to my attention as Chief Financial Officer, of SPAR Group, Inc. (the "Corporation"), concerning the staff's comments following its review of the Corporation's Item 4.01 Form 8-K, as filed with the SEC on October 18, 2013.

This letter request an extension to the response deadline stated in the Comment Letter.

The Corporation acknowledges and confirms that it will submit a letter specifically addressing the comments raised in the Comment Letter on or before November 5, 2013.

Very truly yours,

SPAR Group, Inc.

By:	/s/ James R. Segreto
James R. Segreto, Chief Financial Officer

CC:	Gary S. Raymond
Lawrence David Swift, Esq.
Vin Nguyen, Partner BDO

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SPAR Group, Inc. * 560 White Plains Road, Suite 210 * Tarrytown NY 10591-5198

Phone 914.332.4100 * Fax 914.332.0741 * Website: www.sparinc.com